Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement No. 33-95248 on Form S-8 of FLIR Systems, Inc. of our report dated June 15, 2020, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan.

/s/ KBF CPAs LLP

Portland, Oregon
June 15, 2020